

Annual Report

4096 PIEDMONT AVE STE 944
OAKLAND, CA 94611
+1 (510) 984-4386
WWW.MAKINGFUN.COM

This Annual Report is dated October 27, 2025 and
covers financials for Fiscal Year 2024 ending June 30, 2025 (FY-24)

BUSINESS

Making Fun, Inc. ("Making Fun" or "we" or the "Company"), a Delaware corporation, is a mobile and PC video game development studio known for creating immersive and engaging gaming experiences.

The company's flagship live game is **Eternium**, a beloved PC and mobile action role-playing game (ARPG) with 43+ million downloads, 20K+ daily players, and 4K new organic installs per day. *Eternium* is one of the highest rated mobile apps at scale, with 4.8 stars on the Apple & Google stores and the prestigious Editors' Choice distinction on Google Play. It has a positive rating on Steam, the dominant PC storefront with 147 million monthly active users.

Making Fun's database has over **8 million registered players**, whom we regularly engage via email, Discord, forums, and social channels.

Making Fun continues to expand its portfolio.

The Company is in the initial launch process for **Hidden Express Go!**, a mobile-only version of its highly successful PC hidden object game that reached 330,000 daily players in the heyday of Facebook/PC games.

Astera, the next action role-playing game from the original Eternium development team, developed on Unreal Engine 5, is in worldwide open beta on Google Play, with a worldwide mobile launch slated for 1H 2026.

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CAPITALIZATION

Offering Completed During Fiscal Year 2024

Type of security sold: Preferred Stock
Final amount sold: $93,770.95
Use of proceeds: Operational expenses
Initial close: November 19, 2024
Final close: Feb 5, 2025
Offering exemption relied upon: Regulation CF

Preferred Stock Outstanding

As an effect of executing a priced offering on StartEngine during FY-24, previous SAFEs were converted to Preferred Stock per the terms of those agreements. There are now a total of 1,364,795 shares of Preferred Stock issued, which includes the earlier SAFEs, the Preferred Stock sold on StartEngine, and the shares issued to StartEngine as part of their compensation for executing the offering. Preferred shares representing $843,190.95 invested are entitled to the more favorable of a 1X liquidation preference or conversion to common stock. The total value of Preferred shares issued is $846,007.79, which includes the value of the shares delivered to StartEngine as compensation.

Common Stock Outstanding

A total of 14,429,187 shares of Class B Voting Common Stock have been issued.

796,200 options for Class B Voting Common Stock are outstanding.

Zero shares of Class A Non-Voting Common Stock have been issued.

Zero options for Class A Non-Voting Common Stock are outstanding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results - Fiscal Year 2024 Compared to Fiscal Year 2023 (FY-23)

For this reporting period, Making Fun is using its internal accounting system to generate financials for the Annual Report. This saves a great deal of money versus using an external agency as we did last year, which is not necessary given that the Company is not seeking to raise additional capital via Regulation CF. Differences to the numbers presented in the previous Annual Report are explained below.

Revenue

FY-24 Income was $1,461,193 compared to $1,513,677 for FY-23. The difference is due to lower Interest Income and Other Revenue, with the latter category including amounts received from the U.S. government (the "Employee Retention Credit" program) and a class action lawsuit ("Small App Developer Assistance Fund").

If we were to use the model of the external agency that created last year's report, Income for FY-24 was $1,445,756 compared to $1,357,989 in FY-23. The cause of this increase was $163K higher consumer sales revenue from our flagship game, Eternium, which more than offset the $43K lower consumer sales revenue of the PC version of Hidden Express.

The external agency's methodology that moves non-sales transactions to Other Revenue presents a more accurate picture of our business, because we do not expect to receive additional Other Revenue or meaningful Interest Income in future reporting periods.

Cost of Sales

Cost of Sales for FY-24 was $129,960 compared to $108,156 in FY-23. The increase is due to higher royalties paid to the original developer of Eternium, driven by higher revenue for Eternium.

Gross Margins

Gross margins for FY-24 were $1,331,233 compared to $1,405,520 for FY-23, because of the inclusions of Interest Income and Other Revenue as discussed above.

The external agency methodology would show Gross margins for FY-24 at $1,315,797 compared to $1,249,832 in FY-23. The increase is due to higher Eternium revenue, discussed above, again clearer using this methodology.

Expenses

Expenses in FY-24 were $1,776,674 compared to $1,926,456 in FY-23. The decrease was primarily due to lower staffing costs from cost cutting measures implemented to extend the runway.

Last year's Annual Report showed expenses at $1,976,187 in FY-23, $49,730 or ~2.5% higher than the $1,926,456 in our accounting system. We are unable to determine the cause of this difference. We assume it is related to timing or GAAP accounting, as the inputs we provided to the auditor agree with our accounting system. We do not believe this is a material consideration worth spending additional time or money to investigate.

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<u>Historical Results and Cash Flows</u>

The Company has two revenue-generating live products late in their lifecycle and is currently in the late-production stage with two new titles, one launching in late 2025 and one expected to launch in early 2026. Management is of the opinion that historical cash flows will not be indicative of the revenue and cash flows expected for the future because current revenue streams are expected to continue while two new revenue streams should activate in the future with the launch of two new products. There is risk to the continuation of historical revenue and both risk and upside to any model of future revenue based on the new products.

Since the last report, we cancelled development of one product ("Cosmic Prime") to focus more resources on expansion of the primary revenue driver, Eternium.

Past cash was primarily generated through consumer sales of products via major game platforms such as the Apple App Store, Google Play Store and the Microsoft and Steam PC game stores. The Company's goal is to massively increase revenues from these same channels beginning when Astera has its global launch on mobile phones in 1H 2026, which is delayed from the timeframe anticipated in the last Annual Report.

The other new title is Hidden Express Go!, an all-new, mobile-only version of the classic PC game. It is of smaller scope and more likely to get profitable sooner based on far lower development costs. Hidden Express Go! is in the earliest stages of full global launch as of the date of this report.

Liquidity and Capital Resources

As of June 30, 2025, the Company had Cash and Cash Equivalents of $94,899. Accounts Receivable were $132,883 and Current Liabilities were $166,370. The Company has since downsized to get expenses very close to revenues to extend the runway.

Debt

As of June 30, 2025, the Company had one Loan in the amount of $40,856.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The Issuer's (Company's) directors and executive officers as of the date hereof, are as follows:

Name: John Robert Welch

John Robert Welch's current primary role is with the Issuer.
Positions and offices currently held with the Issuer:
Position: CEO, Board Member and principal accounting officer
Dates of Service: February, 2009 - Present
Responsibilities: I am an original founder and the CEO. Salary: $0. Equity: 63% held through trust
Other business experience in the past three years: N/A

Name: Alissa Ann Welch

Alissa Ann Welch's current primary role is with the Issuer.
Positions and offices currently held with the Issuer:
Position: President & Board Member
Dates of Service: September, 2013 - Present
Responsibilities: My role as President is multi-faceted, encompassing data analysis, marketing, finance, HR, product management, and testing. Salary: $0. Equity: 63% held through trust

Name: Don Takemura

Don Takemura's current primary role is with Itoya Studio. Don Takemura currently services 2 hours per week in his role with the Issuer.
Positions and offices currently held with the Issuer:
Position: Board Member
Dates of Service: December, 2021 - Present
Responsibilities: Board member to provide business guidance, advice, and recommendations. No salary.
Other business experience in the past three years:
Employer: Itoya Studio
Title: President
Dates of Service: February, 2016 - Present
Responsibilities: Executive in charge of all aspects of the business.

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PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our equity as of the date of this Annual Report, by each person whom we know owned, beneficially, more than 10% of the outstanding shares of our equity. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Name of Holder: Welch Family Trust

This is a Revocable trust with John Robert Welch and Alissa Ann Welch as sole trustees

No. and Class of Securities Now Held: 9,958,794 shares of Class B Voting Common Stock

Percent of Voting Power: 63.05 %

RELATED PARTY TRANSACTIONS

Name of Entity: Welch Family Trust

Names of 20% owners: John Robert Welch & Alissa Ann Welch

Relationship to Company: 20%+ Owner, officers

Nature / amount of interest in the transaction: The Company continued to carry on the balance sheet accrued payroll owed through June 30, 2023 to its President ($69,000) and CEO ($60,000) totaling $129,000 as of the date of this Annual Report.

Material Terms: The President and CEO continued to earn a minimal salary during this reporting period, which declined to zero as of July 1, 2025. These salaries are expected to continue at zero or a minimal level until the Company has a significantly better cash position, at which point the salaries will return to market with additional compensation paid over time to eventually account for the amount not previously paid, which total $777,000 as of the date of this Annual Report (inclusive of the $129,000 on the balance sheet). The Company is under no obligation to make changes to the President's or the CEO's salary or to compensate for wages missed in the past.

OUR SECURITIES

The Company filed its THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION ("COI-3") as of September 20, 2024. The primary purpose of this was to specify the rights for the Preferred Stock sold on StartEngine and converted from the earlier SAFEs, and secondarily to reduce the number of shares authorized from 50,000,000 to 25,000,000.

As of the date of this Annual Report, the capitalization of the Company is as follows:

Class A Non-Voting Common Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights: There are no voting rights associated with Class A Non-Voting Common Stock.

Material Rights: There are no material rights associated with Class A Non-Voting Common Stock.

Class B Voting Common Stock

The amount of security authorized is 17,000,000 with a total of 15,648,987 outstanding. The amount of Class B Voting Common Stock outstanding includes 882,772 shares reserved to be issued pursuant to stock options outstanding.

Voting Rights: One vote per share

Material Rights: There are no material rights associated with Class B Voting Common Stock.

Series Seed Preferred Stock

The amount of security authorized is 6,000,000 with a total of 1,364,795 outstanding.

Voting Rights: One vote per share

Material Rights: There are no material rights associated with Series Seed Preferred Stock. Holders of Series Seed Preferred Stock are entitled to various other rights, including a 1X liquidation preference and the right to convert to Class B Voting Common Stock. For more information, please refer to COI-3.

SIGNATURES

The undersigned, the principal executive officer of Making Fun, Inc., hereby certifies that the information contained in this Annual Report (Form C-AR) is, to the best of my knowledge, accurate and complete. We confirm that we have fulfilled all reporting requirements owed to our investors under Regulation Crowdfunding.

By: _____

Name: John Welch
Title: CEO, Board Member and principal accounting officer

FINANCIAL STATEMENTS

Accounting Notes

On June 30, 2025, the Company offset the full amount of its historic Deferred Tax Asset to the Valuation Allowance contra-asset account to remove this asset from its balance sheet. This presents a more accurate picture of the true value of the company, especially in light of the financial picture discussed above, as there is no clear capability or timeframe for leveraging any amount of the previously-booked asset. This change caused the following effects on the financial statements:

The <u>Balance Sheet</u> is cleaner, presenting a clear view of the assets and liabilities of the Company.

The <u>Income Statement</u> shows the addition of a one-time Income Tax Benefit expense under Other Income / (Expense) at the bottom. The truest picture of the Company's operating results for this reporting period is obtained by referring to the Operating Income line, and not the Net Income line.

The <u>Cash Summary</u> shows a large negative value for Income Tax Benefit under "Income" and a large positive value for Deferred Tax Asset under "Plus Other Cash Activity", which distorts the actual movement of cash. Backing out these values would show a more true picture of the Company's actual cash movements for the reporting period.

Balance Sheet

Making Fun, Inc.
As of June 30, 2025

	JUN 30, 2025	JUN 30, 2024
Assets		
Current Assets		
Cash and Cash Equivalents		
Chase Checking (5069)	10,315.44	69,826.05
Chase Checking 2 - Braintree	1,795.12	6,923.77
PayPal	337.40	1,737.53
Vanguard (Brokerage)	82,451.08	309,359.98
Wise Business Balance	-	961.70
Total Cash and Cash Equivalents	**94,899.04**	**388,809.03**
Accounts Receivable	132,883.37	140,891.01
Total Current Assets	**227,782.41**	**529,700.04**
Fixed Assets		
Computer Equipment	75,306.62	75,306.62
Computer Software	14,614.81	14,614.81
Furniture & Fixtures	17,031.66	17,031.66
Less Accumulated Depreciation	(221,671.07)	(196,178.76)
Office Equipment	31,825.51	31,825.51
Vehicles	188,407.38	137,357.38
Total Fixed Assets	**105,514.91**	**79,957.22**
Long Term Assets		
Accumulated Amortization	(1,025,275.45)	(1,025,275.45)
Deferred Tax Asset	-	984,405.00
Intangible Assets	1,025,275.45	1,025,275.45
Total Long Term Assets	**-**	**984,405.00**
Total Assets	**333,297.32**	**1,594,062.26**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable	163,289.36	126,297.29
AMEX - John	-	1.76
Blue Business Plus Card	196.37	207.34
Chase Ink Visa (Alissa)	975.33	161.45
Chase Ink Visa (John)	1,905.61	2,272.41
Rounding	3.57	0.29
Sales Tax	-	25.00

	JUN 30, 2025	JUN 30, 2024
Unpaid Expense Claims	-	11,071.67
Total Current Liabilities	**166,370.24**	**140,037.21**
Long Term Liabilities		
Accrued Salary - Officer	129,000.00	129,000.00
Loan	40,855.62	(17.36)
Total Long Term Liabilities	**169,855.62**	**128,982.64**
Total Liabilities	**336,225.86**	**269,019.85**
Equity		
APIC - Stock options	110,650.85	82,389.55
Common Stock	64,547.58	64,547.58
Current Year Earnings	(1,429,845.68)	(346,386.11)
Preferred Stock	93,770.95	-
Preferred Stock - SAFE	749,420.00	749,420.00
Preferred Stock – Transaction costs	(39,619.81)	(19,462.29)
Retained Earnings	448,147.57	794,533.68
Total Equity	**(2,928.54)**	**1,325,042.41**
Total Liabilities and Equity	**333,297.32**	**1,594,062.26**

Income Statement (Profit and Loss)

Making Fun, Inc.
For the year ended June 30, 2025

	2025	2024
Income		
Advertising Sales	358.06	373.27
Interest Income	39.69	2,475.64
Interest Income - Taxable Dividends	10,091.10	21,220.26
Other Revenue	5,305.65	131,992.18
Sales	1,445,398.40	1,332,615.25
Services	-	25,000.01
Total Income	**1,461,192.90**	**1,513,676.61**
Cost of Goods Sold		
Foreign Value-Added Tax Expense	1,422.04	110.04
Royalty Expense	128,537.52	108,046.39
Total Cost of Goods Sold	**129,959.56**	**108,156.43**
Gross Profit	**1,331,233.34**	**1,405,520.18**
Operating Expenses		
Advertising	193.09	2,582.41
Automobile Expenses	1,468.75	621.00
Bank Service Charges	752.40	907.22
Benefits	21,107.12	39,655.95
Conferences	22.17	-
Consulting	464,459.58	566,372.00
Depreciation	25,492.31	21,935.40
Dues & Subscriptions	7,500.56	9,247.86
Employee Stock Compensation	28,261.30	45,959.50
Entertainment	287.00	1,419.00
General Expenses	-	537.64
Gifts	-	135.87
Hosting Expense	55,673.51	81,217.23
Independent Contractors	12,401.49	36,447.11
Independent Contractors - R&D	-	15,832.00
Insurance	3,562.77	1,856.52
Interest Expense	714.33	(171.66)
Legal Expenses	4,954.00	1,400.00
Market Research & Testing Expense	622.00	484.00
Meals	3,958.46	5,099.11
Office Expenses	6,637.96	8,030.22
Payroll & Benefits Administration Costs	795.00	825.00

	2025	2024
Payroll Tax Expense	20,398.00	23,800.80
Postage & Delivery	750.20	821.89
Repairs and Maintenance	-	2,320.00
SIMPLE IRA Contribution	7,560.00	8,856.00
Small Equipment < $2,500	2,909.27	3,905.00
Software Development	806,122.00	713,924.00
Software License (under $500)	1,352.35	987.85
Software Subscriptions	26,454.83	25,939.20
State & Local Sales Tax Expense	5,241.34	-
State Income Tax Expense	1,937.44	3,250.00
Telephone & Internet	5,438.83	5,135.69
Transaction Fees	425.06	218.82
Travel	6,171.98	1,043.48
Utilities	1,048.92	660.18
Wages and Salaries	252,000.00	295,200.00
Total Operating Expenses	**1,776,674.02**	**1,926,456.29**
Operating Income	**(445,440.68)**	**(520,936.11)**
Other Income / (Expense)		
Income Tax Benefit	(984,405.00)	174,550.00
Total Other Income / (Expense)	**(984,405.00)**	**174,550.00**
Net Income	**(1,429,845.68)**	**(346,386.11)**

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Cash Summary

Making Fun, Inc.
For the year ended June 30, 2025

	2025	2024	VARIANCE	
Income				
Advertising Sales	358.06	434.63	-17.62%	↓
Income Tax Benefit	(984,405.00)	174,550.00	-663.97%	↓
Interest Income	39.69	2,475.64	-98.40%	↓
Interest Income - Taxable Dividends	10,091.10	21,220.26	-52.45%	↓
Other Revenue	5,305.65	131,992.18	-95.98%	↓
Sales	1,453,364.18	1,327,227.76	9.50%	↑
Services	-	25,000.01	-100.00%	↓
Total Income	**484,753.68**	**1,682,900.48**	**-71.20%**	
Less Expenses				
Advertising	193.09	2,582.41	-92.52%	↓
Automobile Expenses	1,418.75	621.00	128.46%	↑
Bank Service Charges	776.34	906.70	-14.38%	↓
Benefits	21,107.12	39,227.95	-46.19%	↓
Conferences	22.17	-	-	▬
Consulting	475,034.58	570,317.00	-16.71%	↓
Depreciation	25,492.31	21,935.40	16.22%	↑
Dues & Subscriptions	13,140.56	537.83	2,343.26%	↑
Employee Stock Compensation	28,261.30	45,959.50	-38.51%	↓
Entertainment	1,406.00	300.00	368.67%	↑
Foreign Value-Added Tax Expense	1,358.95	103.77	1,209.58%	↑
General Expenses	-	537.64	-100.00%	↓
Gifts	-	135.87	-100.00%	↓
Hosting Expense	55,852.59	84,987.09	-34.28%	↓
Independent Contractors	12,401.49	36,447.11	-65.97%	↓
Independent Contractors - R&D	-	21,665.00	-100.00%	↓
Insurance	1,194.13	2,480.54	-51.86%	↓
Interest Expense	714.33	(171.66)	516.13%	↑

	2025	2024	VARIANCE
Legal Expenses	4,954.00	1,400.00	253.86% ↑
Market Research & Testing Expense	612.50	410.75	49.12% ↑
Meals	4,653.03	4,262.04	9.17% ↑
Office Expenses	6,200.02	8,088.16	-23.34% ↓
Payroll & Benefits Administration Costs	795.00	825.00	-3.64% ↓
Payroll Tax Expense	20,398.00	23,800.80	-14.30% ↓
Postage & Delivery	750.20	821.89	-8.72% ↓
Repairs and Maintenance	-	2,320.00	-100.00% ↓
Royalty Expense	130,665.30	118,669.87	10.11% ↑
SIMPLE IRA Contribution	7,560.00	9,072.00	-16.67% ↓
Small Equipment < $2,500	1,316.37	3,905.00	-66.29% ↓
Software Development	764,879.00	747,763.00	2.29% ↑
Software License (under $500)	1,352.35	987.85	36.90% ↑
Software Subscriptions	27,172.31	26,126.62	4.00% ↑
State & Local Sales Tax Expense	5,241.34	-	- ▬
State Income Tax Expense	1,937.44	3,250.00	-40.39% ↓
Telephone & Internet	5,216.95	5,135.69	1.58% ↑
Transaction Fees	383.20	230.68	66.12% ↑
Travel	4,460.10	1,105.38	303.49% ↑
Utilities	1,048.92	660.18	58.88% ↑
Wages and Salaries	252,000.00	295,200.00	-14.63% ↓
Total Expenses	**1,879,969.74**	**2,082,608.06**	**-9.73%**
Surplus (Deficit)	**(1,395,216.06)**	**(399,707.58)**	**-249.06%**

Plus Other Cash Activity

	2025	2024	VARIANCE
Fixed Assets	(25,557.69)	21,935.40	-216.51% ↓
AMEX - John	(1.76)	(2,865.89)	99.94% ↑
Blue Business Plus Card	(10.97)	(8,339.53)	99.87% ↑
Chase Ink Visa (Alissa)	813.88	(795.52)	202.31% ↑
Chase Ink Visa (John)	(366.80)	(5,672.57)	93.53% ↑
Deferred Tax Asset	984,405.00	(174,550.00)	663.97% ↑

Doc ID: b8692dff13038f754546179d4a3eb0bdd5c2a255

	2025	2024	VARIANCE	
Loan	40,755.39	(9,643.52)	522.62%	↑
Payroll Wages Payable	(584.00)	(518.00)	-12.74%	↓
Prepayments	-	1,000.00	-100.00%	↓
Rounding	3.29	(0.01)	33,000.00%	↑
Total Other Cash Activity	**999,456.34**	**(179,449.64)**	**656.96%**	

Plus Changes in Equity

APIC - Stock options	28,261.30	45,959.50	-38.51%	↓
Preferred Stock	93,770.95	-	-	▬
Preferred Stock - SAFE	-	299,420.00	-100.00%	↓
Preferred Stock – Transaction costs	(20,157.52)	(19,462.29)	-3.57%	↓
Total Changes in Equity	**101,874.73**	**325,917.21**	**-68.74%**	

Plus Sales Tax Activity

Sales Tax Paid	(25.00)	-	-	▬
Net Sales Tax Activity	**(25.00)**	**-**	**-**	

Net Cash Flows

Net Cash Flows	**(293,909.99)**	**(253,240.01)**	**-16.06%**	

Summary

Opening Balance	388,809.03	642,049.04	-39.44%	
Plus Net Cash Flows	(293,909.99)	(253,240.01)	-16.06%	↓
Closing Balance	94,899.04	388,809.03	-75.59%	
Net change in cash for period	**(293,909.99)**	**(253,240.01)**	**-16.06%**	

Doc ID: b8692dff13038f754546179d4a3eb0bdd5c2a255


Title	FY 2024 Annual Report
File name	2025-10-27_Form_C...Annual_Report.pdf
Document ID	b8692dff13038f754546179d4a3eb0bdd5c2a255
Audit trail date format	MM / DD / YYYY
Status	● Signed

Document History

SENT	10 / 28 / 2025 17:55:18 UTC	Sent for signature to John Welch (john@makingfun.com) from alissa@makingfun.com IP: 23.93.19.103
VIEWED	10 / 28 / 2025 17:56:38 UTC	Viewed by John Welch (john@makingfun.com) IP: 23.93.19.103
SIGNED	10 / 28 / 2025 17:56:57 UTC	Signed by John Welch (john@makingfun.com) IP: 23.93.19.103
COMPLETED	10 / 28 / 2025 17:56:57 UTC	The document has been completed.